Exhibit 99.1

COVER EMAIL TO NOTIFY INVESTORS OF SPLIT-OFF TRANSACTION IN ADVANCE OF EXCHANGE OFFER LAUNCH

Dear ___,

Hope this message finds you well and happy new year. We are reaching out to inform you that TCW Private Credit is proposing to conduct a Split-Off Transaction for TCW Direct Lending VIII LLC (“DL VIII”) to establish a new private, perpetual BDC, TCW Specialty Lending LLC (the “Perpetual BDC”). The terms of this proposed transaction will be emailed to you next week via a formal exchange offer. When established the Perpetual BDC would be able to make new investments with existing capital and by accepting new investors. The Perpetual BDC would have a perpetual investment horizon and is anticipated to offer liquidity via quarterly tender offers beginning in Q2 2027. Investors would also benefit from a management fee and performance fee reduction relative to DL VIII.

Participation in the Split-Off Transaction is at each DL VIII investor’s discretion, and each investor should review the exchange offer materials carefully before making any decision. We believe that the Perpetual BDC has a number of attractive attributes for certain investors and would appreciate an opportunity to walk you through the transaction following the launch of the Exchange Offer next week. Please let us know your earliest availability for a call with the Private Credit team. Thank you and look forward to connecting.

Best,

XXXXX